UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☒ Form 10-K	☐ Form 11-K	☐ Form 20-F	☐ Form 10-Q
☐ Form N-SAR	☐ Form 10-D	☐ Form N-SAR

For Period Ended: December 31, 2009

☐ Transition Report on Form 10-K	☐Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: _______________________________________

Read attached instruction sheet before preparing form.  Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_______________________________________________________________________________________________________________________________________________________________________________

PART I - REGISTRANT INFORMATION

Full name of registrant:    KEYSER RESOURCES INC.

Former name if applicable: ___________________________________________

Address of principal executive office (street and number):  61 Sherwood Circle NW

City, state and zip code:   Calgary Alberta T3R 1R3

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR. or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c )has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or Form N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s Annual Report on Form 10-K for the year ended December 31, 2009 cannot be filed within the prescribed time period because the Company requires additional time for compilation and review to insure adequate disclosure of certain information required to be included in the Form 10-K.  The Company plans to file its Annual Report on Form 10-K on or before the 15th calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Maurice Bidaux, Chief Executive Officer	(403) 455-7185
(Name)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s)

[X]  Yes          [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements  to  be  included  in  the subject report or portion thereof?

[  ]  Yes          [X] No

Keyser Resources Incorporated
(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2010	By:	/s/ Maurice Bidaux
Maurice Bidaux
Chief Executive Officer